EXECUTIVE EMPLOYMENT AMENDMENT AGREEMENT BETWEEN
GOLDEN PREDATOR CORP. AND WILLIAM M. SHERIFF
(THE "AMENDING AGREEMENT")

THIS AMENDING AGREEMENT IS MADE effective the 1st day of March, 2011.

BETWEEN:

GOLDEN PREDATOR CORP., a Company incorporated under the laws of the Province of British Columbia

(hereinafter called the "Company")

OF THE FIRST PART

AND:

WILLIAM M. SHERIFF

(hereinafter called the "Executive")

OF THE SECOND PART

WHEREAS the Company entered into an Executive Employment Agreement with William M. Sheriff effective September 1, 2009 (the "Agreement").

WHEREAS the Company now desire to amend the terms of the Agreement as more particularly set forthbelow:

1.	Amend and replace Section 2.1 of the Agreement as set forth below:

2.1

The Company engages the Executive as the Company's Chief Executive Officer with effect from September 1, 2009, for a term of four-eight (48) months, which te1m will automatically renew for successive one year periods provided that the Company has not given the Executive notice in writing of its intention not to renew this Agreement (the "Term") not less than one hundred and eighty (180) calendar days prior to the expiration of the Term.

2.	Amend and replace Section 3.1 of the Agreement as set forth below:

3.1

The Company shall pay the Executive, as compensation for services rendered by the Executive under this Agreement, a base salary, on an annualized basis (the "Annual Base Salary") of One Hundred and Sixty Thousand and No/100 Canadian Dollars (CAD $160,000.00) until June 30, 2010, Two Hundred and No/100 Canadian Dollars (CAD $200,000.00) until February 28, 2011, and $220,000 for the remainder of the Term of this Agreement. The Annual Base Salary shall be subject to all appropriate federal and provincial withholding and payroll taxes and shall be paid by the Company to the Executive in accordance with the regular payroll policies and practices of the Company. The Company's compensation of the Executive by payments of the Annual Base Salary pursuant to this Section 3.1 shall not be deemed exclusive and shall not prevent the Executive from participating in any other compensation or benefit plan of the Company, nor shall such compensation in any way limit or reduce any other obligation of the Company hereunder; and, except to the extent specifically set forth herein, no other compensation, benefit or payment hereunder shall in any way limit or reduce the obligation of the Company to pay the Annual Base Salary to the Executive during the term of this Agreement.

3.	Except as provided for in this Amending Agreement, all terms used in the Agreement that are not otherwise defined shall have the respective meanings ascribed to such terms in the Agreement.

4.

This Amending Agreement embodies the entire agreement between the Company the Executive with respect to the amendment of the Agreement. In the event of any conflict or inconsistency between the provisions of the Agreement and this Amending Agreement, the provisions of this Amending Agreement shall control and govern.

5.

Except as specifically modified and amended herein, all of the terms, provisions, requirements and specifications contained in the Agreement remain in full force and effect. Except as otherwise expressly provided herein, the parties do not intend to, and the execution of this Amending Agreement shall not, in any manner impair the Agreement, the purpose of this Amending Agreement being simply to amend and ratify the Agreement, as hereby amended and ratified, and to confirm and carry forward the Agreement, as hereby amended, in full force and effect.

IN WITNESS WHEREOF the patties have executed this Agreement with effect from the date first written above.

GOLDEN PREDATOR CORP.

            “/s/ John W. Legg”
Per:  ___________________________________
         Authorized Signatory

SIGNED, SEALED AND DELIVERED	)
in the presence of	)
)
)
“/s/ Janet Lee”	)	“/s/ William M. Sheriff”
)
Witness	)	WILLIAM M. SHERIFF